Mail Stop 6010								September 8,
2005

Susan Downing
President
Konigsberg Corporation
435 Martin Street
Suite 3220
Blaine, Washington 98230

Re:	Konigsberg Corporation
	Registration Statement on Form SB-2
      Filed August 15, 2005
	File Number 333-127571

 Dear Ms. Downing:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

3. Please refer to Item 310(g) of Regulation S-B and file an amended registration statement on Form SB-2 to include your most recent interim financial statements. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.


Form SB-2
Risk Factors, p. 8
General
4. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure on page 5 in "If we do not obtain additional financing...," you list a number of factors that can affect the availability of financing in your industry, including market prices for mineral property and metals. If you have reason to believe that the prices for these items could make it difficult for you to obtain financing, then you should state this fact explicitly rather than generically referring to these market prices.

As another example, in "Because of the unique difficulties and uncertainties...," you list a number of factors that may affect the company`s probability of success. If you are aware of any facts or circumstances that suggest these factors may impact your prospects, you should disclose those facts in the risk factor.


Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

 "We have yet to attain profitable operations...," p. 5
5. Please disclose your accumulated losses as of June 30, 2005, your most recent quarter.
6. Please include the risks associated with your going-concern opinion in a separate risk factor.

"Since this is an exploration project..., p. 5
7. It appears that the information contained in this risk factor also appears in other risk factors. Please revise the disclosure to explain the distinct risk that you are attempting to describe in this risk factor.

 "We have no known mineral reserves...," p. 6
8. We note your reference to having to cease operations. However, in other sections of the registration statement, you indicate that you have no operations. Please clarify.

"Because our president...," p. 7
9. Please describe what you have in mind when you say that "the interests of Mrs. Downing may differ from the interests of other stockholders." What specific interests may differ and how do those differences represent a risk to investors?

Selling Stockholders, p. 8
10. If there are affiliates of broker-dealers identified as Selling
Shareholders, please consider whether: (i) such Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, such Selling Shareholder had no agreements or understanding to distribute securities. If both (i) and (ii) are true for any affiliate, please include a representation to this effect in this section for that affiliate. For any other affiliate, you should explicitly state that the affiliate is an underwriter.

Business, p.16
General
11. We note your reference to your relationship with WG Timmins. Please file all reports that you have received (and all subsequent reports that you receive prior to effectiveness) as exhibits to the registration statement.
12. Please also disclose WG Timmins` qualifications and experience in this field and the amount of any payments that you made to WG Timmins in connection with these reports.
13. In the subheading "Property Geology" on page 19, we note that much of your information is quite technical. As a few examples, your reference to "geanticline," "Karmutsen Formation," and "andesitic to balsaltic pillowed flows" may be confusing to investors that are not familiar with these terms. Please expand your disclosure to explain what these terms mean and what these geologic characteristics imply for the possibility of successfully mining this property.

Report of Independent Registered Public Accounting Firm, page F-2

14. As your independent accountant`s report states that their audit was conducted in accordance with the "auditing standards" of the PCAOB, as opposed to "the standards" of the PCAOB, please tell us how their report complies with paragraph 3 of PCAOB Auditing Standard No.
1. Based on the language used in the report, it is unclear whether the audit was conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us with a report that complies with paragraph 3, as revised by your auditor.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Stephen O`Neill
	O`Neill Law Group PLLC
	435 Martin Street
	Suite 1010
	Blaine, WA 98230





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